Exhibit 4.1

Agreement

This Agreement is dated as of October 2, 2006, among Satellite Strategic Finance Associates, LLC and Satellite Strategic Finance Partners, Ltd. (together, the “Holders) and Citadel Security Software Inc. (the “Company”).

In consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

If, and only if, the Company and McAfee, Inc. (the “Buyer”) enter into a transaction (the “Transaction”) that is contemplated by and consistent with the October 1, 2006 draft of the Asset Purchase Agreement provided by the Company to the Holders for review (the “APA”), the Holders agree to the terms set forth in this Agreement, including the agreement to accept $18.84 million (the “Redemption Amount”) as payment for the redemption of their shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and Series B Convertible Preferred Stock (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), in full satisfaction of any liquidation preference or redemption payment that would otherwise be due to the Holders or their successors or assigns upon closing of the Transaction (the “Redemption”); provided, that the Holders shall be entitled to receive an additional payment of up to $4.71MM (the “Additional Payment”) if  the purchase price for the assets of the Company (whether received by the Company at or after the closing) results in an amount sufficient to legally pay the holders of the Company’s common stock an aggregate amount in excess of $19.75 million in total or $0.57 / share of common stock (after payment of taxes, creditors, transaction expenses and the Preferred Stock) (the “Threshold Amount”).  The Redemption Amount shall be paid in full to the Holders within three business days after  the closing of the acquisition contemplated by the APA.  If and when the Threshold Amount is reached, no further payments shall be made to the Company’s common stockholders until the entire Additional Payment amount has been paid to the Holders.  Following the Additional Payment, the parties agree that the balance of the proceeds, if any, shall be for the benefit of the Company’s common stockholders.  As soon as practicable, the Company agrees to provide the Holders with a full and accurate accounting of the sources and uses of funds in the Transaction.  Immediately upon closing of the Transaction, the Preferred Stock held by the Holders will be entitled to no rights other than the right to receive the Redemption proceeds and Additional Payment (if any), as calculated in accordance with this paragraph.  Upon receipt of such Redemption proceeds and Additional Payment (if any), the Holders agree to promptly return all Preferred Stock certificates to the Company along with duly executed stock powers transferring such shares to the Company.

The Holders agree and acknowledge that Steven B. Solomon or other investors in the Company have and may from time to time advance funds to the Company to cover operating expenses and will be reasonably reimbursed for such advances as contemplated by the APA or otherwise.  In addition the Holders hereby: (i) waive any right under Section 4.7 of the Securities Purchase Agreement dated May 9, 2005 between the Company and Satellite Strategic Finance Associates, LLC, or otherwise, to limit the Company’s ability to declare or pay cash dividends up to an aggregate of $0.57 per common share, in combination with all previous distributions

(provided the Redemption Payment has been accomplished in accordance with the terms set forth above before such dividends have been paid) or additional amounts (provided the Redemption Payment and the Additional Payment (if any) have been accomplished in accordance with the terms set forth above before such dividends have been paid); (ii) waive any right to require that McAfee or any of its affiliates, in connection with the Transaction, assume any obligations with respect to the Preferred Stock (as set forth in Section 7(d) of the Certificate of Designations, Rights and Preferences of Series A Convertible Preferred Stock ( the “Series A Certificate of Designations”) or Section 7(d) of the Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock (the “Series B Certificate of Designations” or otherwise); (iii) waive any right to require that McAfee or any of its affiliates, in connection with the Transaction, assume any obligations with respect to outstanding options, warrants or other rights of the Company held by the Holders pursuant to Section 6(d) of that certain warrant to purchase 1,200,000 shares of Company common stock dated May 9, 2005, (the “Series C Warrant”) and pursuant to Section 6(d) of that certain warrant to purchase 2,838,710 shares of Company common stock dated May 9, 2005, (the “Series B Warrant” and collectively with the Series C Warrant, the “Satellite Warrants”) or otherwise; and (iv) waive any rights to receive notice of the Transaction pursuant to Section 7(d) of the Series A Certificate of Designations, Section 7(d) of the Series B Certificate of Designations, Section 6(d) of the Series B Warrant and Section 6(d) of the Series B Warrant or otherwise.

Further, the Holders agree and acknowledge that at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date (as defined below) that: (i) Holders will not exercise any Preferred Stock conversion rights; (ii)  Holders shall not deposit (or permit the deposit of) any Preferred Stock in a voting trust or grant any proxy, or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of Holders under this Agreement with respect to any of the Preferred Stock; and (iii) Holders shall not cause or permit any Transfer (as defined below) of any of the Preferred Stock (or any securities convertible into or exercisable or exchangeable for Preferred Stock) or the Satellite Warrants, or any interest in the foregoing, to be effected.  “Transfer” shall mean the direct or indirect: (i) sale, offer to sell, short sale of, pledge, encumbrance, loan, hypothecation, entry into any type of equity swap or hedging of, grant of an option with respect to, transfer or disposition of, any Preferred Stock or any interest therein, or the economic consequences of ownership of any Preferred Stock or (ii) entry into an agreement, contract or commitment providing for any of the foregoing.

Holders represent and warrant that, as of the date hereof, they are the sole holders of the Warrants, 15,000 shares of Series A Preferred Stock and 7,000 shares of Series B Preferred Stock.

This Agreement shall terminate as of October 10, 2006 if the Definitive Agreement is not executed by the Company and McAfee by such date, or as of December 31, 2006 if the Definitive Agreement has been executed by the Company and McAfee, but the Transaction contemplated by the Letter of Intent have not been consummated (each a “Termination Event”).  The day on which the first Termination Event occurs shall be known as the “Expiration Date”.  Prior to the Expiration Date, Satellite shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Agreement.

[Balance of Page Intentionally Blank – Signature Page Follows]

Satellite Strategic Finance Associates, LLC

By: Satellite Asset Management, L.P., Its Manager

By:	/s/ Simon Raykher

	Name:	Simon Raykher

	Title:	General Counsel

Satellite Strategic Finance Partners, Ltd.

By: Satellite Asset Management, L.P., Its Manager

By:	/s/ Simon Raykher

	Name:	Simon Raykher

	Title:	General Counsel

Citadel Security Software Inc.

By:	/s/ Steven B. Solomon

	Name:	Steven B. Solomon

	Title:	Chief Executive Officer

[SIGNATURE PAGE TO SATELLITE AGREEMENT]